Oncolytics Biotech® Recaps 2023 Accomplishments, Provides Outlook for 2024

SAN DIEGO, CA and CALGARY, AB, January 4, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, reported on significant 2023 accomplishments and announced corporate priorities and anticipated clinical development milestones for 2024.

Overview: “2023 was an outstanding year for Oncolytics and the development of pelareorep as a potential cancer therapy. To date, we have studied pelareorep in more than 1,100 patients, and it has been shown to be well-tolerated with mild side effects. Promising clinical and translational results from our Phase 2 programs and mechanism of action learnings from a wide range of tumor types, as detailed below, provided consistent data and efficacy signals with durable responses that support the use of pelareorep as an immunotherapeutic agent, either as a monotherapy or in combination with other agents. These data readouts from multiple clinical studies at numerous sites and from diverse cancer indications that are clinically important make a compelling argument for pelareorep as a true backbone immunotherapy with the potential to help countless patients across a range of tumors,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “We believe our cash balance and strong data, supported by our active business development program, position us well for 2024.”

Positive Clinical and Translational Data: “Positive, early results from the Phase 1/2 GOBLET study in three gastrointestinal cancers - pancreatic, anal, and colorectal - showed that the combination of pelareorep and atezolizumab produced clinically meaningful improvements in response rates and survival timelines that are notably improved compared to historical results with no toxicity concerns. Translational data from studies in solid tumors, breast, pancreatic, and colorectal cancers showed that treatment with pelareorep remodels the tumor microenvironment and stimulates tumor-directed immune responses, affirming its mechanism of action as an immunotherapeutic agent. Together, these data provide a strong foundation to support advancing pelareorep into registrational-track studies, starting in 2024,” continued Dr Coffey.

2024 Outlook: Dr. Coffey concluded by saying, “Looking ahead to 2024, we expect to initiate the first Phase 3 study for pelareorep in pancreatic cancer. The transition to a late-stage biopharmaceutical company will mark an important inflection point for investors, clinical collaborators and potential partners by providing a line of sight towards the path to regulatory approval and achieving our mission of developing pelareorep as an immunotherapeutic agent for cancer. We are excited to launch a new Phase 1/2 pancreatic cancer study investigating, for the first time, pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX). Finally, our discussions with regulators on a pivotal Phase 3 trial have been productive to date, and we expect to provide guidance on the registration path for metastatic breast cancer in the first half of 2024. We look forward to updating our stakeholders on our progress as the year unfolds.”

Immunotherapeutic Mechanism of Action: Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics, said, “Translational data from multiple studies in 2023 have helped define pelareorep’s role in shaping the tumor microenvironment and have provided a better understanding of its ability to induce the expansion of T cell populations. Notably, the positive association between tumor response and TIL clone expansion could become a useful marker of clinical outcomes in future studies and during patient care. Moreover, these findings further distinguish pelareorep’s mechanism of action from that of other immunotherapeutic agents and provide support for its immunologic effects, which are largely driven by the introduction of its double-stranded RNA genome into cancer cells.”

Financial Strength and Partnering Outlook: Kirk Look, Oncolytics’ Chief Financial Officer, commented, “Our $40 million cash balance as of September 30, 2023, and the grant funding from The Pancreatic Cancer Action Network (PanCAN) provides us with over 12 months of runway to support our operations, including the initiation of our first Phase 3 study and the BRACELET-1 survival data. We continue to have active conversations with potential partners and work diligently with clinical collaborators, including Roche and Pfizer. We believe the positive, extended dataset, including continued and durable responses, survival results, and translational observations, will provide potential partners with a well-defined and unique target product profile that will add to our discussions.”

Anticipated Milestones are expected to include:

•H1 2024: Guidance on the registration path for HR+/HER2- mBC (metastatic breast cancer)
•H1 2024: Initiation of the PanCAN-supported Phase 2 Pancreatic Ductal Adenocarcinoma (PDAC) trial incorporating mFOLFIRINOX +/- atezolizumab and pelareorep
•Mid-2024: Initiation of the adaptive Phase 3 trial for pelareorep in PDAC
•Overall survival results from the BRACELET-1 study
•Expand enrollment following achievement of success criteria from the GOBLET Phase 1/2 study anal cancer cohort

Highlights of Oncolytics Biotech’s 2023 Achievements:

HR+/HER2- Metastatic Breast Cancer Program and the BRACELET-1 study
•Promising Randomized Phase 2 Data Readout Supports Previous Near Doubling of Median Overall Survival: Data presented at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting showed that pelareorep in combination with paclitaxel (cohort 2) resulted in a near tripling of confirmed overall response rate, a 50% increase in median progression-free survival, and a hazard ratio of 0.29 (link to the PR) compared to paclitaxel monotherapy (cohort 1).

Overall survival (OS) data continues to mature since multiple patients continue to be followed for survival in the pelareorep + paclitaxel cohort. Positive results would provide Oncolytics with two successful randomized Phase 2 studies showing a meaningful OS benefit for pelareorep. The data reported so far supports the initiation of a pivotal study in mBC and makes the case for an overall survival and progression-free survival dual endpoint in a registrational trial, which could substantially reduce the time to potential approval.

Gastrointestinal Cancers and the GOBLET study cohorts
•Pancreatic Cancer Survival Data Reported at ESMO Supports Decision to Move to Phase 3: Updated data presented at the European Society for Medical Oncology (ESMO) Congress 2023 showed a 62% objective response rate, nearly triple what has been seen in historical control trials. In addition, interim survival data, including median progression-free survival and median overall survival timelines, exceed historical control trials by 25% or more (link to the PR, link to the poster). Patients in this single-arm, open-label study with advanced PDAC were treated with pelareorep, atezolizumab, gemcitabine, and nab-paclitaxel.

We continue to follow the survival of several patients in this cohort as well as patients from the GOBLET study with third-line colorectal cancer, which also met the pre-defined success criteria (link to the PR, link to the poster). Having received Fast Track designation from the FDA for the treatment regimen of pelareorep, atezolizumab, gemcitabine, and nab-paclitaxel in metastatic PDAC patients last year, we were very pleased to report additional promising data for this combination, paving the way to initiate our adaptive Phase 3 trial which will now be conducted by Oncolytics, building on the positive feedback from our work with PanCAN.

Also, thanks to a US$5 million grant from PanCAN, we will examine the potential of pelareorep in combination with mFOLFIRINOX +/- atezolizumab. With these data plus the results from the adaptive Phase 3 PDAC study (pelareorep + gemcitabine + nab-paclitaxel + atezolizumab), we hope to show efficacy data for pelareorep in combination with the two most commonly used treatment regimens for pancreatic cancer patients, which could help pave the way for future broad adoption by physicians and impact a substantial number of patients.

•Anal Cancer Data - Positive Early Results in an Underserved Patient Population: Data presented at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC 2023) achieved the pre-defined Simon-two-step success criteria and showed a near tripling of objective response rates compared to historical control trials in addition to a complete response (link to the PR, link to the poster). Patients in this single-arm, open-label study with second-line, unresectable squamous cell carcinoma of the anal canal (SCCA) were treated with pelareorep and atezolizumab, marking an exciting signal of efficacy in an indication where checkpoint inhibitors have had limited impact historically, and there are few treatment options.

Having met the success criteria for efficacy for this cohort, we will work closely with AIO-Studien-gGmbH (AIO), which is managing the GOBLET study, to expand the number of patients who can be treated and, hopefully, accelerate the enrollment process. With continued positive data, this could become another high-priority indication for the company.

Other Opportunities: Preclinical data published in Science Translational Medicine (link to the PR) from studies in murine tumor models showed that combining CAR T cells with pelareorep improved CAR T cell persistence and efficacy in solid tumors. An intravenous boost of pelareorep enhanced this effect and led to tumor cures in >80% of cases. We believe there is a significant opportunity here as CAR T cell therapy is currently only effective in hematological cancers, and solid tumors are the vast majority of cancers diagnosed each year. While we do not have an active program underway, we continue to have discussions on the best way to advance this effort.

I would like to take this moment to wish everyone a Happy New Year and thank our shareholders for their support. We look forward to providing additional positive updates in 2024.

Dr. Matt Coffey
President & CEO
Oncolytics Biotech

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that we have a strong foundation to support advancing pelareorep into registrational-track studies, starting in 2024; our stated goals, objectives and mission; our plans to launch a Phase 1/2 pancreatic cancer study; our plan to provide guidance on the registration path for metastatic breast cancer in the first half of 2024; our belief that our cash on hand provides us with over 12 months of runway to support our operations, including the initiation of our first Phase 3 study and the BRACELET-1 survival data; our anticipated milestones and the timing thereof, including: guidance on the registration path for HR+/HER2- mBC (metastatic breast cancer); initiation of the PanCAN-supported Phase 2 Pancreatic Ductal Adenocarcinoma (PDAC) trial incorporating modified FOLFIRINOX (mFOLFIRINOX) +/- atezolizumab and pelareorep; initiation of the adaptive Phase 3 trial for pelareorep in PDAC; overall survival results from the BRACELET-1 study; expand enrollment following achievement of success criteria from the GOBLET Phase 1/2 study anal cancer cohort; our plans to examine the potential of pelareorep in combination with mFOLFIRINOX +/- atezolizumab; our plans to work closely with AIO-Studien-gGmbH to expand the number of patients who can be treated and, hopefully, accelerate the enrolment process; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com